July 11, 2014

Via EDGAR

Mr. Stephen Krikorian
Mr. Juan Migone
Ms. Christine Davis
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Omnicell, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 17, 2014
Form 10-Q for the quarterly period ended March 31, 2014
Filed May 12, 2014
File No. 000-33043

Ladies and Gentlemen:

On behalf of Omnicell, Inc. (the “Company”), set forth below are the Company’s responses to the comment letter dated June 18, 2014 (the “Comment Letter”) received from the staff of the Commission (the “Staff”) with respect to the above-referenced Form 10-K for Fiscal Year Ended December 31, 2013 filed with the Securities and Exchange Commission on March 17, 2014, and Form 10-Q for the quarterly period ended March 31, 2014 filed with the Securities and Exchange Commission on May 12, 2014. For your convenience, the Company has reproduced the comments from the Staff in italics below in the order provided followed by the Company’s corresponding response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 42

Your response to prior comment 1 indicates that you will present enhanced quantitative and qualitative disclosures that will provide greater insight into the relative significance and variability of the significant cost components included within cost of revenues on a consolidated basis and by reportable segment. However, it is not clear how the disclosures in your Form 10-Q for the quarter ended March 31, 2014, provide greater insight. For example, we note that there was a 20% increase in product cost of revenue in the Automation and Analytics Segment however the nature of the costs that increased and the extent to which they increased remain unclear. As previously requested, please tell us how you considered providing details of the significant cost components included within cost of revenues as well as a discussion of how those components changed.

The Company respectfully acknowledges the Staff’s request to provide greater insight into the nature of costs in our reportable segments and the extent to which those costs increased.
As presented below, we quantified and discussed the reasons for the changes in the significant cost components included within cost of revenues. In preparing these disclosures, we used a management-approach and considered the significant cost components that management uses to evaluate our business. The following were some of our considerations:

•	In order to explain material period-to-period changes in a focused manner, we made certain quantitative and qualitative materiality judgments;

•	We eliminated information that we deemed immaterial and any unnecessary detail that did not promote understanding of the aforementioned costs.

For our future filings, we will explain with greater specificity each material factor that has affected the costs in our reportable segments. Below is our enhanced disclosure:
Automation and Analytics
Omnicell provides its Automation and Analytics customers custom products that meet a wide variety of needs. These needs may vary significantly from customer to customer. Automation and Analytics products include software and service, highly customizable cabinets, and non-customized products from third parties such as carousels to store bulk medication. Costs of revenue and related margins vary between products.
Product cost of revenue has three general categories:

•
Standard product costs - Accounts for the majority of the product cost of revenues that are provided to customers and are inclusive of purchased material, labor to build the product, and overhead costs associated with production.

•	Installation costs - Omnicell installs its equipment at the customer site. These are costs of the field installation personnel inclusive of labor, travel expense, and other expenses.

•
Other costs - These costs include variances in standard costs and overhead, scrap costs, rework, warranty, provisions for excess and obsolete inventory and amortization of software development costs as cost of goods sold.

The $4.5 million increase in product cost of revenue was attributable to product revenue growth of $11.5 million as well as product mix and related installations.To a lesser extent, installation costs increased approximately $0.7 million as a result of having more products to install driven by increased revenues. Other costs decreased by $0.7 million primarily from having favorable overhead absorption of $0.9 million which was offset by $0.2 million in higher amortization of capitalized software compared to the same period in 2013.
The modest increase in service cost of revenue was primarily due to increased costs for field personnel performing repair services related to maintenance contracts. To a lesser extent, helpdesk support costs were slightly higher. As a percentage of service revenue, service cost decreased because the rate of increase in revenue exceeded that of costs.
Medication Adherence
The $0.8 million increase in product cost of revenue was primarily due to an increase in materials and direct labor costs in support of product revenue growth of $1.8 million. The growth in product revenue was mostly from the sales of our OnDemand packaging automation systems and medication adherence blister cards.  As a percentage of product revenue, product cost decreased slightly year-over-year because the rate of increase in product revenue exceeded that of the aforementioned costs, as well as other less significant costs.
The slight increase in service cost of revenue was primarily due to increased training and technical support operations costs associated with increased revenue from our OnDemand packaging automation systems.  As a percentage of service revenue, service cost increased year-over-year because the rate of increase in costs exceeded that of revenue; however, this slight increase in service cost is in line with our business strategy of consistently innovating our service offerings.

Consolidated Financial Statement
Note 2. Business Acquisition
MTS Medication Technologies, Inc.
Identifiable intangible assets, page F-17

In your response to prior comment 3, you indicate that the basic technology of applying adhesive and backing to blister cards has not changed in decades. Please tell us whether such technology is patented or represents a secret process and/or unpatented technical expertise. In addition, since it appears that you have several competitors within the blister card industry, tell us whether or not such technology is generally known. Lastly, tell us how this technology meets the contractual-legal and separability criteria set forth in ASC 805-20.

The Company respectfully advises the Staff that the acquired technology revolves around the production of the blister card components that pharmacists use to package medications and the equipment used by pharmacists to automate the packaging of medications into the blister cards. The components that form the blister card require manufacturing to very specific, and sometimes conflicting, specifications and tolerances. Balancing these specifications in the manufacture of the blister card components to achieve the product our pharmacy customers require involves years of industry experience, as well as MTS’ unpatented proprietary technology, highly specialized manufacturing capabilities, and processes that are generally not known to or performed by our competitors, which is primarily one other significant competitor in the market. The barriers to entry into this market are generally the established customer relationships, manufacturing trade secrets, and significant capital machinery investments.

The blister card components must be manufactured in a manner that delivers 1) a high quality sealing of the medications to exacting standards in a variety of temperature environments, 2) the correct tension in the plastic and sealing medium that allows flexibility for a medication to be pushed through the foil sealing barrier by hand while still maintaining a solid package, 3) the ability of the components to be handled by a wide variety of automated packaging equipment produced by us and by competitors, and 4) manufacturing processes that allow the components to be produced in volumes exceeding one million units per day at very consistent quality and cost standards. Further, our automated packaging equipment sold to pharmacists are designed and manufactured based on our expertise in understanding pharmacy workflows and the technology of the blister card. We rely on our unpatented proprietary technology and manufacturing expertise and other trade secrets to maintain and enhance our competitiveness in the blister card consumables market.

Below is a description of some of the processes in the manufacture of our blister cards in which our specialized and unpatented proprietary technology are applied:

•
Heat seal coating - the process of applying heat and pressure to activate an adhesive coating between the plastic and foil components of the blister card. In this process, we use a special coating that is proprietary to MTS and which requires a specialized drying process.

•
Die cutting - the process of using sharp steel tools to cut the paperboard used as backing for the blisters and applying multiple perforations and slits on the board for folding and tearing of the blister card. We are very specialized in this process and we require experienced operators for this process.

•
Chip removal system - the process of removing the paperboard used for backing as we die cut and sending the removed boards for recycling. This process requires a proprietary design that is able to knock removed paperboards at very high speeds.

•
Cold seal coating - the process of applying cold temperature and pressure to activate an adhesive coating between the plastic and foil components of the blister card. We use several proprietary systems for this process.

•
Press speeds - press speeds are used for the processes described above and are essential for maintaining low cost of labor and overhead. Maintaining these press speeds require experienced press operators trained in our proprietary manufacturing process for at least 3-4 years.

•
Thin gauge plastic - the plastic that is used to cover the medication and that is designed to conform to a specific shape or mold. We use a plastic that is much thinner than traditional blisters used in the industry but adds complexity to manufacturing the many shapes, sizes and depth of our blisters. We also create and use a certain type of biodegradable blister and we believe we may currently be the only company to create this type of product in a blister package used for medication.

Our processes related to the application of the adhesive to the blister card and backing are mostly proprietary to MTS and have not changed substantially in decades; however, the technology is critical to the business. The knowledge of the above processes and technology is cumulative and contained in various departments within the Company. Most of the technology that is applied to our blister card manufacturing has not been patented by us, but we believe that the 28 year history in manufacturing blister cards provides a strong basis for continued longevity of the current technology. Our management believes that there would have to be a fundamental change in the way medicine is administered before the core technology would be rendered obsolete.

With respect to the contractual-legal and separability criteria set forth in ASC 805-20, when the Company acquired MTS in 2012, we evaluated whether the intangible assets that we acquired arose from contractual-legal rights. We evaluated whether any intangible assets that did not meet the contractual-legal criterion were separable from the business. We followed the guidance in ASC 805-20-55-3 which requires that an acquired intangible asset should be recognized as an asset apart from goodwill if it is: (1) separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged, either individually or together with a related contract, identifiable asset, or liability, regardless of whether there is an intent to do so. Further, an intangible asset that cannot be sold, transferred, licensed or exchanged individually is considered separable if it can be sold, transferred, licensed, rented or exchanged in combination with a related contract, asset or liability; or (2) arises from contractual or other legal rights regardless of whether those rights are transferable or separable from the entity or from other rights and obligations. Based on this guidance, Management believes that our blister card technology asset is operationally and financially separable, even though there is no current intent or future plan to separate it. There is no legal restriction that prevents or prohibits us from selling, transferring or licensing our blister card business and technology.

ASC 805-20-55-38 cites examples of technology-based intangible assets that may be recognized apart from goodwill because they meet the separability criterion. These examples are: a) Patented technology; b) Computer software and mask works; c) Unpatented technology; d) Databases, including title plants; and e) Trade secrets, such as secret formulas, processes, recipes. As stated earlier, the predominant technology applied in the production of our blister cards represents unpatented proprietary technology, manufacturing capabilities, and processes that are generally not known to or performed by most of our competitors, or trade secrets. ASC 805-20-55-44 defines a trade secret as information, including a formula, pattern, recipe, compilation, program, device, method, technique or process that (1) derives independent economic value, actual or potential, from not being generally known and (2) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

Form 10-Q for the quarterly period ended March 31, 2014
Item 2. Management Discussion and Analysis of Financial Condition and Results of Operations, page 25

We note your disclosure on page 20 that you assess performance of your segments using income (loss) from operations, among other things. We also note that you present income (loss) from operations and operating margins for each of your reportable segments in the table provided on page 28. It appears that segment income (loss) from operations and operating margins have varied significantly for each of your segments, however, your discussion of segment results does not address these variances. Please tell us what consideration was given to discussing income (loss from operations) and operating margins by segment, or tell us why such information is not necessary in obtaining an understanding of your business.

The Company respectfully advises the Staff that the Company assesses the performance of our reportable segments using income (loss) from operations and operating margins for each of our reportable segments, consistent with our disclosure on page 20 and the presentation of our reportable segments’ results on page 28 of our Form 10-Q for the period ended March 31, 2014 (the “Current 10-Q). Further, rather than discussing operating income (loss) itself which may already be readily apparent from a discussion of its components, we believe that a discussion of the components of operating income (loss) and operating margins by segment is necessary and useful in obtaining an understanding of our business. As such, in our Current 10-Q, we presented in tabular format our reportable segments’ revenues, cost of revenues and gross profit, and discussed the factors contributing to their variances between periods.
Under the Operating Expenses section of our Management’s Discussion and Analysis in our Current 10-Q, we presented each operating expense category on a consolidated level. In the narrative discussion, we quantified the contributions of each of our reportable segment to our consolidated operating expenses, and explained the main drivers for each operating expense category.
While we believe we meet the intent and substance of Management’s Discussion and Analysis by providing readers with information to arrive at segment operating income (loss) and operating margins, our tabular presentation of operating expenses on a consolidated level does not make our reportable segments’ operating income (loss) and operating margin results readily apparent to readers. In this regard, in our future filings, we will modify our tabular and narrative presentation of operating expenses. For our Form 10-Q for the quarter ended June 30, 2014, we will present each operating expense category at the segment-level and in tabular format, and we will also revise the narrative disclosure format to separately discuss each operating expense category at the segment level. The following is an excerpt of the revised format that we intend to use for our upcoming Form 10-Q for the period ended June 30, 2014:
Operating Expenses and Operating Income (Loss)
Automation and Analytics
The table below shows our Automation and Analytics segment’s operating expenses and operating income for the three months ended June 30, 2014 and 2013 and the change between those periods (in thousands, except percentages):

	Three Months Ended June 30,				Change in
	2014		2013		$	%
Gross Profit	$		$		$	%
Research and development						%
Selling, general and administrative						%
Total operating expenses	$		$		$	%
Operating Income	$		$		$	%
Operating Margin		%		%

Research and Development. The $X.X million decrease in research and development expenses was primarily driven by $X.X million increase in capitalized software effort due to the higher level of post-feasibility beta testing, partially offset by an increase of $X.X million in employee related expenses due to increased staffing and higher year over year benefit costs.
We expect research and development expenses to remain relatively flat as a percentage of our revenue on an annual basis and to grow in absolute dollars in the future as our revenue grows to improve and enhance our existing technologies and to create new technologies in health care automation.
Selling, General and Administrative. The $X.X million increase in selling, general and administrative expenses was driven primarily by $X.X million in commission expenses associated with increased revenues, $X.X million employee related expenses due to increased staffing and higher year over year benefit costs, $X.X million in compensation expense which was higher due to a significant portion of variable compensation not being earned in the three month ended June 30, 2013 due to the fact that we did not achieve our company goals, and $X.X million in consulting and professional fees driven by merger and acquisition related activities and increased accounting and auditing fees.
We expect selling, general, and administrative expenses to remain relatively flat as a percentage of our revenue on an annual basis and to grow in absolute dollars in the future as our revenue grows to support our anticipated growth as well as international expansion efforts.

Medication Adherence
The table below shows our Medication Adherence segment’s operating expenses and operating income (loss) for the three months ended June 30, 2014 and 2013 and the change between those periods (in thousands, except percentages):

	Three Months Ended June 30,				Change in
	2014		2013		$	%
Gross Profit	$		$		$	%
Research and development						%
Selling, general and administrative						%
Total operating expenses	$		$		$	%
Operating Income	$		$		$	%
Operating Margin		%		%

Research and Development. The $X.X million decrease in research and development expenses was driven by a one-time $X.X million write-off of previously capitalized software development costs in the first quarter of 2013, partially offset by $X.X million increase in consulting related expense.
We expect research and development expenses to remain relatively flat as a percentage of our revenue on an annual basis and to grow in absolute dollars in the future as our revenue grows to improve and enhance our existing technologies and to create new technologies in health care automation.
Selling, General and Administrative. The $X.X million increase in selling, general and administrative expenses was primarily due to.
We expect selling, general, and administrative expenses to remain relatively flat as a percentage of our revenue on an annual basis and to grow in absolute dollars in the future as our revenue grows to support our anticipated growth as well as international expansion efforts.
In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or any changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (650) 251-6100 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Robin G. Seim
______________________________________________________________
Robin G. Seim, Chief Financial Officer and Executive Vice President Finance,
Administration and Manufacturing

cc: Dan S. Johnston - Omnicell, Inc.
Sally Kay - Cooley LLP
Mark Farley - Deloitte & Touche LLP